# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences Holdings, Inc., CIK 0001854270
CUSIP: 816944102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0000902664-26-003126
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, PO Box 500, Suite 210, 2nd Floor, Windward III Regatta Office Park, Grand Cayman, Cayman Islands (E9), KY1-1106, 806-807-8889; Eleazer Klein, Esq., McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- CPIF II-7 Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences Holdings, Inc.
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on March 13, 2025 (as amended, the "Schedule 13D"). This Amendment No. 6 supplements Items 3 and 4 and amends and restates Item 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 3, 2026, the Issuer entered into an equity commitment letter (the "Equity Commitment Letter") with CPIF II-9 Limited (the "Investor"), an entity affiliated with Celadon Partners SPV 24.

Pursuant to the Equity Commitment Letter, the Investor commits to purchase, or to cause one or more of its affiliates to purchase, newly issued shares of Common Stock, for an aggregate purchase price equal to $2,500,000 (the "Commitment"; such amount, the "Commitment Amount"), at a per share price equal to the "Minimum Price" as defined in Nasdaq Listing Rule 5635(d) (the "Per Share Price"). The number of shares to be purchased shall equal the Commitment Amount divided by the Per Share Price (rounded down to the nearest whole share).

The Investor's obligation to satisfy the Commitment is subject to (a) the substantially contemporaneous consummation of the Closing (as defined in the Merger Agreement), (b) the Issuer having submitted to the Listing Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") a letter and compliance plan demonstrating the Issuer's ability to satisfy the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market following the consummation of the Closing and the other transactions contemplated by the Merger Agreement (the "Nasdaq Compliance Plan"), provided that the Issuer shall provide the Investor with a reasonable ability to review and comment on the Nasdaq Compliance Plan and shall consider any comments by the Investor in good faith prior to submission of the Nasdaq Compliance Plan, (c) the Issuer retaining at least $600,000 in existing cash or cash equivalents following completion of the Closing, (d) the Issuer having taken commercially reasonable steps to maintain the listing of the Common Stock on the Nasdaq Capital Market through and following the Closing, and (e) the execution and delivery, at or prior to the Closing, of a registration rights agreement providing the Investor (or its applicable affiliate) with customary demand and piggyback registration rights with respect to the Common Stock purchased pursuant to the Equity Commitment Letter.

## Item 4. Purpose of Transaction
Purpose of transaction: The Issuer plans to use substantially all of the proceeds from the sale of shares of Common Stock pursuant to the Equity Commitment Letter to support its business following completion of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 47,116,644 shares of Common Stock that would be issued and outstanding as determined by (i) 31,144,754 shares of Common Stock issued and outstanding as of July 31, 2026, as disclosed in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed by the Issuer with the SEC on August 14, 2026 and (ii) assuming the issuance of the Initial Notes (as defined in Item 3 of the Schedule 13D) takes place on the date hereof, the requisite stockholder approval of the Issuer's stockholders is obtained, and the immediate exchange of such Initial Notes for 15,971,890 shares of Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Items 3 and 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 summarizes the Equity Commitment Letter and the Note and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: I. Equity Commitment Letter, dated September 3, 2026, by and among Senti Biosciences Holdings, Inc. and the investor named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on September 4, 2026 (File No. 001-40440)).

## Signatures
- Celadon Partners SPV 24: /s/ John Cullinane, John Cullinane, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (09/11/2026)
- Celadon Partners, LLC: /s/ John Cullinane, John Cullinane, Authorized Signatory (09/11/2026)
- CPIF II-7 Limited: /s/ John Cullinane, John Cullinane, Authorized Signatory (09/11/2026)